Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated February 4, 2015

Fantex, Inc.

On January 29, 2015,  1010 XL 92.5 FM Jacksonville  (“92.5 Jacksonville”) and  CBS Radio Houston (“CBS Houston”) broadcasted interviews (each a “Broadcast” and collectively, the “Broadcasts”) with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), and Mohamed Sanu, the transcripts of which are attached hereto as Annex A, Annex B, Annex C and Annex D, respectively. The Broadcasts reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”) and the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers,” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu and Fantex Series Alshon Jeffery, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering” and the “Michael Brockers Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986 and 333-201677, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement” and the “Michael Brockers Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014. The Broadcasts reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcasts were not prepared or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Broadcasts or any other broadcasts published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcasts represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

92.5 Jacksonville

•                  During the Broadcast, 92.5 Jacksonville unidentified speaker #1 references “invest[ing] in Mohamed Sanu.” Mr. French references that “[Fantex] turn[s athletes’ cash flow stream] into a registered security.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French references that “[Fantex] acquire[s] the future cash flow stream of professional athletes.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, 92.5 Jacksonville unidentified speaker #1 references that “[Fantex paid] Mohamed [Sanu] $1.6 million for 10% so [he has] a cap of $16 million.” Mohamed Sanu references that “[his estimated earnings were] initially … [$]30 [million, which was discounted due to] the risk of investing in [him] … so [his] number deflated.” Mr. French references that “[Fantex] forecasted [Mohamed Sanu’s] potential [to be] $30 million gross for his career … [a]nd bought [that income] … at [$]16 [million].” The Company clarifies that on November 3, 2014, as consideration for the acquired brand income (“ABI”) under the Mohamed Sanu Brand Contract, the Company paid Mohamed Sanu approximately $1.56 million (less $78,000 to be held in escrow until six months of consecutive payments due under the Mohamed Sanu Brand Contract have been timely delivered to the Company) less ABI due to the Company under the Mohamed Sanu Brand Contract for the period between May 14, 2014 and November 3, 2014. The Company further clarifies that, based on its discounted cash flow analysis, the Company estimated that Mohamed Sanu would earn approximately $29.0 million gross during his playing career without discounting to present value. To determine the purchase price of a Brand Contract at fair current value, the Company applies a weighted-average discount rate to its estimate of gross earnings based upon its application of varied discount rates that reflect the certainty of payment for each of three categories of brand income. A more detailed description of Mohamed Sanu’s estimated brand income is available in the Mohamed Sanu Registration Statement.

•                  During the Broadcast, Mr. French references that “Vernon Davis ... was the first [athlete with which Fantex worked].” The Company clarifies that its first brand contract was that certain Brand Contract effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the initial public offering of the Fantex Series Arian Foster Convertible Tracking Stock (the “Arian Foster Offering”). Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  During the Broadcast, Mr. French references “doing an inside deal with [Alshon Jeffery] right now.” The Company clarifies that it entered the Alshon Jeffery Brand Contract effective September 18, 2014. The Company further clarifies that it filed the Alshon Jeffery Registration Statement with the SEC on September 26, 2014 and the Company is currently conducting the Alshon Jeffery Offering. The SEC has not declared the Alshon Jeffery Registration Statement effective as of the date of this Free Writing Prospectus.

CBS Houston

•                  During the Broadcast, Mohamed Sanu references that “[he is] publicly traded” and “[investors can] buy and trade … shares of [him].” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract. Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract. Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Michael Brockers Brand Contract.

•                  During the Broadcast, Mohamed Sanu references that “[he and Fantex] started … in September [and in] October … got [the] IPO started.” The Company clarifies that the Mohamed Sanu Registration Statement was declared effective by the SEC on October 27, 2014 and the Mohamed Sanu Offering closed on November 3, 2014, at which time trading began. The Company further clarifies that it entered the Mohamed Sanu Brand Contract effective May 14, 2014.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Recorded Interview
STATION:	92.5 FM Jacksonville
DATE:	January 29, 2015
PROGRAM:	“1010 XL 92.5 FM Jacksonville”
SUBJECT:	Mohamed Sanu and Buck French of Fantex

Unidentified Speaker # 1:

Live here in the Radio Row.  It’s the Phoenix Convention Center.  It’s Super Bowl 49 as we continue our coverage here live in the 1010 XL 92.5 FM, being joined by Cincinnati Bengals Wide Receiver Mohamed Sanu.  How are you there Bud?

Sanu:

I’m doing great man.  How you doing?

Unidentified Speaker # 1:

I’m doing fine.  Also, Buck here with us.  What’s going on?

Buck French, Co-Founder, Fantex:

I’m doing great.

Unidentified Speaker # 1:

You’re with Fantex?

French:

That’s correct.

Unidentified Speaker # 1:

Explain to me what Fantex is.  And then I’ll have Mohamed explain why he wants to be a part of it.

French:

Oh, sure.  So, we acquire the future cash flow stream of professional athletes.  We then turn that into a registered security.  So, we sign a contract and in Mo’s [phonetic] case we bought 10% of his future brand income for any future NFL playing contracts, endorsements, appearance fees.  In exchange we paid him $1.6 Million.  In order to raise that money, we register the security with the SEC and we sold it to the general public.

Unidentified Speaker #1:

Mohamed , $1.6 million for 10% so you think if you have a cap of $16 million bro?  What’s going on?

Sanu:

Well, it was initially, you know, 30 but it was the risk of investing in me and you know, me not having you know, break out numbers, stats til this past season.  So, you know, my number deflated a little bit.

French:

Yeah, so, we forecasted his potential into $30 million gross for his career.  And, so we bought it today or when we signed the contract at 16 because you know, who knows, he may or may not.  Thankfully, he had a great year this year and had a breakout season.

Unidentified Speaker # 1:

You know, you really did.  AJ Green got hurt early in this year.  You showed up.  We’re big fans of his, here at 1010 XL.  We were obviously keeping very close eyes on you.  Was it just about getting an opportunity to be out there and kind of be that one that allowed you to have those kinda numbers this season?

Sanu:

Definitely.  It’s all about opportunity and what you do with it and you know when I got the opportunity you know I took full advantage of that and I did what I could do and that was to make plays.  You know, when you’re doing good those opportunities, you just gotta do what you do best.  And go all out.

Unidentified Speaker # 1:

You’re a big physical receiver.  Is that what you pride yourself on, that physical aspect?

Sanu:

Oh, yeah.  You gotta be big, physical, tough, savvy, smart, you know, just being a force out there on the field.

Unidentified Speaker # 1:

Are you a trash talker at all?

Sanu:

No.

Unidentified Speaker # 1:

No?

Sanu:

Not really.  I’ll laugh at you some time.  I don’t want to talk a lot.

Unidentified Speaker # 1:

Who’s the biggest trash talker?  On a team  that you’ve gone up against?

Sanu:

Oh, gone up against a couple of them.  A couple on the Steelers, a couple on the Ravens.  It’s all friendly fire.  [crosstalk].   Ike Taylor… Ike can talk sometimes… He’s more of a like “ooh I was right there” and you look around and you laugh and you like “yeah, you… that woulda been a good one…”

Unidentified Speaker # 1:

Tell us or me a little bit more about Andy Dalton.   Andy Dalton, who gets knocked down in the media and you guys have had these struggles in the playoffs so you’ve all seen that for the last handful of years.  Can we just talk a little bit about playing with Andy Dalton?

Sanu:

You know playing with Andy is you know it’s a pretty good experience cause he’s a very good quarterback and you know he gets criticized a lot but the guy can play and he wins games and you know he has you know really good stats.  So, I think he’s one of you know the top quarterbacks in the league.

Unidentified Speaker # 1:

You’re finishing up your third year.  When do you get the opportunity to talk about a new contract there in Cincinnati?

Sanu:

I don’t know.  We’ll see this off season and what the next year you know has in store for us.

Unidentified Speaker # 1:

Right.

Sanu:

Right.

Unidentified Speaker # 1:

Okay.  So, Fantex, where can fans go if they want to invest in Mohamed Sanu?

French:

If you’re interested in checking it out, you go to Fantex.com.  F-a-n-t-e-x.com.

Unidentified Speaker # 1:

And, who else do we have on Fantex?

French:

We work with Vernon Davis, EJ …

Unidentified Speaker # 1:

Who was the first?

French:

He was the first.  Yeah.  We worked with EJ Manuel, Alshon Jeffery.  We’re doing an inside deal with him right now.  So, great bunch of guys and brands we’re working with.

Unidentified Speaker # 1:

And, where did the idea for Fantex kind of come from?

French:

My fellow Co-Founder, Dave Beirne, came up with the original idea.  That was really this idea that hope facilitate and grow the audiences associated with professional athletes beyond just, you know, the diehard sports fan.

Unidentified Speaker # 1:

And, how did you wind up in touch with them, Mohamed?

Sanu:

My agent, Michael McCartney and [unintelligible] sports.  They were doing a deal with Arian and he was like hey I got a perfect guy.  I think you guys should drop on and we connected that way and from then on we hit the ground running with it.

Unidentified Speaker # 1:

Very cool.  Mohamed Sanu joining us here on Radio Rowl.  1010 XL 92.5 event.  Thank you so much for a couple of your minutes today guys.  Enjoy the rest of your week here in Phoenix, Arizona.

Sanu:

Thank you.

French:

You got it.  Thanks.  Great.

Unidentified Speaker # 2:

It’s always blows me away that this is the radio now.

Unidentified Speaker # 1:

Free agency.  Remember Jacksonville bro [phonetic].  [laughter].  We need a big guy like you.

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Annex B

Transcript of the Broadcast

MEDIA:	Recorded Interview
STATION:	CBS Radio Houston
DATE:	January 29, 2015
PROGRAM:	“CBS Radio Houston — Mad Radio with Seth Payne and Mike Meltser”
SUBJECT:	Mohamed Sanu for Fantex

Unidentified Speaker # 1:

… Doing very well.  I was just wanna get kind of like a pulse of uh, your football team, how you kind of—it felt to me from the outside like the injuries kind of just buried you guys like the very end of the season …

Unidentified Speaker # 2:

Yeah. We literally wanna take the pulse of your football team and ask is everybody healthy now?  Is that—are you like gonna be healthy come game time next year?

Mohamed Sanu, Wide Receiver, Cincinnati, Bengals, NFL:

I think we will be.  I think you know injuries really you know, banged us up this year as far as you know with Vontaze and Marvin Jones and Tyler Ivery—key guys like that.  It was tough trying to you know do what we wanted to do with those guys missing.  So, I think we had a lot of guys step up but you know we need those players you know to be to go where we wanna go.

Unidentified Speaker # 1:

I got to tell you.  I like this—I like the red jacket.

Unidentified Speaker # 3:

That was a nice cut.

Unidentified Speaker # 2:

Yeah, for the listeners he’s got a—what is that velour, velvet?  It’s impressive.  Mike you and I can’t pull that off.  Not one bit.

Unidentified Speaker # 1:

Yeah.

Sanu:

I think you guys might be able to.

Unidentified Speaker # 2:

Yeah.  That’s true.

Unidentified Speaker # 1:

I don’t think so.

Unidentified Speaker # 2:

I know I could.  [crosstalk].

Unidentified Speaker # 1:

Yeah, I definitely could not.  Mohamed Sanu joining us.  Andy Dalton gets a lot of criticism.  How is he seen in the locker room?

Sanu:

He’s seen as a leader [unintelligible] quarterback and you know a guy that you know takes charge and lead our team where we need to go.  We just need a you know everybody to you know go with him, surround him and we just all gotta play great and [unintelligible] the moment.  I feel like we’ve looked too deep into it.  Just be us.  Don’t think about it.

Unidentified Speaker # 1:

What are the better games Mohamed that you guys played this season was at NRG Stadium against the Texans.   What happened that day and what are your observations on what you saw from the Texas defensively?

Sanu:

I think we just—we were us.  We ran the ball well, we threw the ball well when we needed to and we were balanced, and our defense play was outstanding.  You know, the Texans’ D, defense is phenomenal.  We were just trying to contain JJ Watt, you know, three or four guys just blocking the [unintelligible].  Jonathan Joseph is a great DB to go against.  You guys have a outstanding linebacker core with, you know, Cushing and those guys.  So, we were just trying to be us and do our thing and stay up tempo.

Unidentified Speaker # 2:

Mohamed, this is what’s always been interesting to me with the Cincinnati Bengals and it seems like they’ve gotten better, and better over time.  It’s taking guys from teams that have had either discipline issues that they’ve had a rough go of it for whatever reason, they come to the Bengals and I don’t know whether we want to say they grow up or they just finally get it or what it is.  You know, and, Vontaze Burfict is perfect as a perfect example.  A guy that wasn’t drafted in large part because of how people perceive him to be off the field, with his discipline issues.  What is it that Marvin Lewis does?  I mean is there even a system to it?  Or, is it just Marvin Lewis being Marvin Lewis?

Sanu:

It’s just coach being coach.  I think he is a, you know a phenomenal person and a great coach.  But, he’s just a even better person.  He embraces you and he just you know, shows you the love and he shows you the kind of person he is and you just you know want to play for a coach like that.

Unidentified Speaker # 1:

Did you have—I think the game is that [unintelligible] against the Bengals was the last one that  Jadeveon Clowney played in the regular season if I’m not mistaken.  Did you have any thoughts on just the way that he looked?  Because we know in hindsight that, the microfracture surgery, he wasn’t fully healthy.  What did you think of him that day on the field?

Sanu:

I thought he was a monster.  Even though he wasn’t you know 100%.  Looking at him, he’s a physical freak and you know, he’s explosion off the ball and things he was able to, you know, do and he was creating havoc you know in the back field.  So, it was really trying to get the ball out quick, and just was just trying to you know run away from him and [unintelligible].

Unidentified Speaker # 2:

But, you didn’t ask him to come down and crack block him or anything …

Sanu:

I actually had to.  [crosstalk].  I had to actually had to …  [crosstalk].

Unidentified Speaker # 1:

You had—you know what—when did you—you pancaked a linebacker from the Texans like 2 years ago on a crack block.  I can’t remember who it was.  Do you remember that play at all?

Sanu:

No.

Unidentified Speaker # 1:

You actually had a really—you’re really a big guy at all.  Do you take some pride in the crack blocking?

Sanu:

I take some pride in the blocking.  You know it’s one thing as receivers we do you know in our receiver room we take pride in blocking and I know I don’t only catch the ball, but we’ve got to block for our running backs and you know create big plays and you know make 10 yard runs , 15 yard runs, into 40, 50 yard runs.

Unidentified Speaker # 1:

How good is your arm?  You’re pretty good at throwing the football.  Right?

Sanu:

Yeah.  I’m pretty good at throwing the ball.

Unidentified Speaker # 1:

Like how far can you throw?

Sanu:

Like 70 yards.

[crosstalk].

Unidentified Speaker # 1:

Mohamed Sanu joining us.  So, what is going on at Fantex this week?

Sanu:

We’re just out here, you know bring awareness to the company.  We started up you know in September.  You know, October we had got our OPI started.  I mean IPO started and now that you know, I’m publicly traded, and it’s just me building my brand and being a businessman and doing stuff outside of football.

Unidentified Speaker # 1:

So, do people buy—okay are they buying in Fantex?  Like a Fantex stock or are they specifically buy stock in you or a share of you?

Sanu:

Or, like in specifically buy and trade you know shares of me.

Unidentified Speaker # 1:

Okay.

Sanu:

And, you know, we have other guys like EJ Manuel, we have you know guys like Vernon Davis and you know Alshon Jeffery.  He’s you know joining the team.  So, you know, it’s a great company to be a part of, and,  you know, it’s a blessing to have this opportunity.

Unidentified Speaker # 1:

And, so, Fantex, make sure you check them out.  So, last thing.  So, Johnathan Joseph, do you still think is playing at a very high level?

Sanu:

Yeah, I think he’s you know phenomenal.  He’s one of the fastest CBs [phonetic] I’ve ever [unintelligible].

Unidentified Speaker # 1:

Interesting.  Mohamed, thank you so much.  We appreciate it.

Sanu:

Thank you.

Unidentified Speaker # 1:

Mohamed Sanu, Receiver for the Cincinnati Bengals on the show.  We are going to be joined by Barry Sanders at the top of the hour.  We’re up against it so we’ll take a quick break.  All the latest with the Sports Splash on the lake.  Mike and Seth this is it’s Mad Radio.

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